Exhibit 99.1
INCO ANNOUNCES THE FINAL DAY FOR TRADING
OF ITS COMMON SHARES ON THE NYSE
Toronto, November 16, 2006 — Inco Limited (TSX, NYSE: N) has announced that today will be the final day for trading of its common shares on the New York Stock Exchange. The Inco common shares will continue to trade on the Toronto Stock Exchange, in both Canadian dollars and U.S. dollars, until at least January 3, 2007, the date on which Inco has scheduled a special meeting of its shareholders to consider an amalgamation transaction which would enable Companhia Vale do Rio Doce (“CVRD”) to acquire all of the Inco common shares that it does not already own. CVRD acquired approximately 86.57% of the issued and outstanding common shares of Inco (calculated on a fully-diluted basis) pursuant to its recently completed take-over bid. Inco’s Board of Directors and management are working with CVRD to ensure a smooth integration of the two companies, with a view to creating a new global leader in the metals and mining industry.

November 16, 2006
IN 06/55
For further information:
Media Relations:

Inco Limited	Steve Mitchell (416) 361-7950

Investor Relations:	Sandra Scott (416) 361-7758
or www.inco.com